UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41669

Multi Ways Holdings Limited

3E Gul Circle

Singapore 629633

+65 6287 5252

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Effective September 30, 2025, Mr. Lu Chong Tan resigned as Chief Operating Officer of Multi Ways Holdings Limited (the “Company”). Mr. Tan’s resignation was not due to any disagreements with the Company regarding its operations, policies, or practices. The Company has initiated a search for a qualified candidate for the Chief Operating Officer position. Mr. James Lim Eng Hock, the Executive Director, Chairman, and Chief Executive Officer of the Company will carry out the duties until a suitable candidate is appointed by the Company’s Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2025	Multi Ways Holdings Limited

	By:	/s/ Lim Eng Hock
	Name:	Lim Eng Hock
	Title:	Executive Director, Chairman, Chief Executive Officer and Interim Chief Operating Officer (Principal Executive Officer)